SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 9)*

AdaptHealth Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

00653Q102

(CUSIP Number)

David Clark

Elliot Press

Deerfield Management Company

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 12 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 00653Q102	Page 2 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of (i) 1,369,341 shares of Class A Common Stock, (ii) 15,810,547 shares of Class A Common Stock issuable upon conversion of 158,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 2,474,314 shares of Class A Common Stock underlying an equal number of warrants, which, in each case, are held by Deerfield Private Design Fund IV, L.P. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 3 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,654,202 (2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,654,202 (2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,654,202 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(2) Comprised of (i) 1,369,341 shares of Class A Common Stock, (ii) 15,810,547 shares of Class A Common Stock issuable upon conversion of 158,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 2,474,314 shares of Class A Common Stock underlying an equal number of warrants, which, in each case, are held by Deerfield Private Design Fund IV, L.P. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 4 of 12 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (3)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (3)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of (A) (i) 1,369,341 shares of Class A Common Stock, (ii) 15,810,547 shares of Class A Common Stock issuable upon conversion of 158,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 2,474,314 shares of Class A Common Stock underlying an equal number of warrants, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and (B) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

SCHEDULE 13D

Cusip No. 00653Q102	Page 5 of 12 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 19,674,202 (4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 19,674,202 (4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,674,202 (4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON IN

(4) Comprised of (A) (i) 1,369,341 shares of Class A Common Stock, (ii) 15,810,547 shares of Class A Common Stock issuable upon conversion of 158,105.47 shares of Series B-1 Convertible Preferred Stock and (iii) 2,474,314 shares of Class A Common Stock underlying an equal number of warrants, which, in each case, are held by Deerfield Private Design Fund IV, L.P. and (B) 20,000 shares of Class A Common Stock held by Steven Hochberg, an employee of Deerfield Management Company, for the benefit, and subject to the direction, of Deerfield Management Company. The terms of the Series B-1 Convertible Preferred Stock and provisions of the warrants to which Deerfield Private Design Fund IV, L.P. has elected to be subject restrict the conversion of such shares or the exercise of such warrants, as applicable, to the extent that, upon such conversion or exercise, the number of shares of Class A Common Stock then beneficially owned by the holder and its affiliates and any other person or entities with which such holder would constitute a Section 13(d) “group” would exceed 4.9% of the total number of shares of Class A Common Stock then outstanding (the “Ownership Cap”). Accordingly, notwithstanding the number of shares reported, the reporting person disclaims beneficial ownership of the shares of Class A Common Stock issuable upon conversion of Series B-1 Convertible Preferred Stock and the exercise of such warrants to the extent that upon such conversion or exercise the number of shares beneficially owned by all reporting persons hereunder, in the aggregate, would exceed the Ownership Cap.

Cusip No. 00653Q102	Page 6 of 12 Pages

This Amendment No. 9 (this “Amendment”) to Schedule 13D amends the Schedule 13D filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”) and (iv) James E. Flynn, a natural person (“Flynn” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV and Deerfield Management, the “Reporting Persons”), with respect to shares of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of AdaptHealth Corp. (formerly, DFB Healthcare Acquisitions Corp) (the “Company”), as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and Amendment No. 8 thereto (as amended, the “Schedule 13D”).

Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As previously described in Amendment No. 8 to the Schedule 13D, on May 26, 2020 the Company, Deerfield Private Design Fund IV and Deerfield Partners, L.P. (“Deerfield Partners”) entered into the Letter Agreement. As contemplated by the Letter Agreement, on June 24, 2020, Deerfield Private Design Fund IV and the Company entered into an Exchange Agreement (the “Exchange Agreement”), and pursuant thereto consummated the exchange (the “June 2020 Exchange”) of 15,810,547 shares of Class A Common Stock (the “Exchanged Common Shares”) held by Deerfield Private Design Fund IV for 158,105.47 shares of Series B-1 Convertible Preferred Stock of the Issuer (“Series B-1 Preferred Stock”). Pursuant to the Certificate of Designations, Preferences and Rights of Series B-1 Convertible Preferred Stock (the “Series B-1 Certificate of Designation”), each share of Series B-1 Preferred Stock (i) is convertible into shares of Class A Common Stock at the rate of 100 shares of Class A Common Stock for each share of Series B-1 Preferred Stock, subject to a beneficial ownership cap of 4.9% of the Company’s outstanding Class A Common Stock, (ii) has no voting rights (with limited exceptions), (iii) provides for a nominal liquidation preference of $0.0001 per share, (iv) participates equally and ratably on an as-converted basis with the holders of Class A Common Stock in all cash dividends paid on the Class A Common Stock and (v) is otherwise materially equivalent to Class A Common Stock. The foregoing summary of the terms of the Series B-1 Preferred Stock is not complete and is qualified in its entirety by reference to the full text of the Series B-1 Certificate of Designation, the form of which is attached as an exhibit to the Exchange Agreement.

The Exchange Agreement also provides that the Company will file such prospectus supplements as may be necessary to ensure that the registration statement covering the resale of the Exchanged Common Shares remains effective and available for the resale of the shares of Class A Common Stock issuable upon conversion of the Series B-1 Preferred Stock issued in the June 2020 Exchange in accordance with the existing Registration Rights Agreement, dated as of November 8, 2019, to which the Company and Deerfield Private Design Fund IV are parties (the “Existing Registration Rights Agreement”). In connection with the execution of the Exchange Agreement, the Existing Registration Rights Agreement was amended to limit Deerfield Private Design Fund IV’s (or any related fund’s) obligations in respect of lockup agreements in connection with underwritten public offerings. In addition, pursuant to the Exchange Agreement, Deerfield Private Design Fund IV irrevocably surrendered all of its voting rights with respect to the Exchanged Common Shares. The foregoing arrangements were entered into in accordance with, and as contemplated by, the Letter Agreement.

Cusip No. 00653Q102	Page 7 of 12 Pages

Also as contemplated by the Letter Agreement, on June 24, 2020, Deerfield Partners, another investment fund managed by Deerfield Management Company, and the Company entered into an Investment Agreement (the “Investment Agreement”), pursuant to which Deerfield Partners agreed to purchase from the Company (and the Company agreed to sell to Deerfield Partners) 35,000 shares of Series B-2 Convertible Preferred Stock (“Series B-2 Preferred Stock) for an aggregate purchase price of $35,000,000, or $1,000 per share (the “Original Issue Price”), upon the terms and subject to the conditions set forth in the Investment Agreement (such purchase and sale, the “2020 PIPE Transaction”). Deerfield Partners is not a reporting person hereunder because it does not currently beneficially own any shares of the Company’s common stock. Pursuant to the Investment Agreement, the closing of the 2020 PIPE Transaction will occur immediately prior to the closing of the Acquisition Transactions. The terms of the Series B-2 Preferred Stock will be set forth in a Certificate of Designations, Preferences and Rights of Series B-2 Convertible Preferred Stock, the form of which is attached as an exhibit to the Investment Agreement. Shares of the Series B-2 Preferred Stock have no voting rights (with limited exceptions) and contain a nominal liquidation preference of $0.0001 per share. The Series B-2 Preferred Stock will participate equally and ratably on an as-converted basis with the holders of Class A Common Stock in all cash dividends paid on the Class A Common Stock.

Following the receipt of the Stockholder Approval (as defined below), each share of Series B-2 Preferred Stock will be convertible, at the election of the holder or the Company, into shares of Series B-1 Convertible Preferred Stock at a conversion rate per share of Series B-2 Preferred Stock equal to the Original Issue Price divided by $1,375 (equating to an aggregate of 2,545,455 shares of Class A Common Stock underlying shares of Series B-1 Convertible Preferred Stock), subject to adjustment as provided in the Series B-2 Certificate of Designation. Unless and until the Stockholder Approval has been obtained, holders of Series B-2 Preferred Stock will not have the right to acquire shares of Series B-1 Preferred Stock issuable upon conversion of the Series B-2 Preferred Stock, and the Company will not be required to issue shares of Series B-1 Preferred Stock issuable upon conversion of the Series B-2 Preferred Stock (nor will the Company have the right to effect a mandatory conversion of the Series B-2 Preferred Stock); provided, that if the Stockholder Approval is not obtained prior to the six-month anniversary of the date of the initial issuance of Series B-2 Preferred Stock, then upon any conversion of the Series B-2 Preferred Stock effected by a holder thereof after such six-month anniversary and prior to the Company’s receipt of the Stockholder Approval, in lieu of any shares of Series B-1 Preferred Stock otherwise deliverable upon conversion of Series B-2 Preferred Stock, the Company will instead be obligated to deliver to the requisite holder an amount of cash per share of such Series B-1 Preferred Stock based on the volume weighted average price of the Class A Common Stock underlying such Series B-1 Preferred Stock.

Under the Investment Agreement, the Company agreed to hold a meeting of stockholders (the “First Company Stockholder Meeting”) at which a proposal will be considered to approve, for purposes of Nasdaq Listing Rule 5635, the issuance of shares of Class A Common Stock issuable upon conversion of the Series B-1 Preferred Stock issuable upon conversion of Series B-2 Preferred Stock to be issued to Deerfield Partners pursuant to the Investment Agreement (the “Stockholder Approval”). The Series B-2 Certificate of Designation also provides that the Company will use its reasonable best efforts to obtain the Stockholder Approval, including by seeking such approval, if not previously obtained, at each regular annual meeting of its stockholders occurring after the First Company Stockholders’ Meeting and endorsing its approval in the related proxy materials.

Cusip No. 00653Q102	Page 8 of 12 Pages

The Investment Agreement provides that the Series B-2 Preferred Stock issuable in the 2020 PIPE Transaction and the shares of Series B-1 Preferred Stock and Class A Common Stock issuable directly or indirectly upon the conversion thereof may not be transferred for a period of 60 days following the closing of the 2020 PIPE Transaction. In addition, the Investment Agreement provides that, as a condition to Deerfield’s obligation to consummate the 2020 PIPE Transaction, the Company, Deerfield Partners, Deerfield Private Design Fund IV and certain other investors signatory to the Existing Registration Rights Agreement will enter into an Amended and Restated Registration Rights Agreement in the form attached as an exhibit to the Investment Agreement. Pursuant to the Amended and Restated Registration Rights Agreement, the Company will be obligated to file a registration statement covering the resale of shares of Class A Common Stock issuable (indirectly) upon the conversion of Series B-2 Preferred Stock within 15 days following the closing of the 2020 PIPE Transaction.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)	Deerfield Mgmt IV

	Number of shares:	19,654,202* (comprised of shares held by, and shares underlying Series B-1 Preferred Stock and Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	4.9%**

(2)	Deerfield Private Design Fund IV

	Number of shares:	19,654,202* (comprised of shares held by, and shares underlying Series B-1 Preferred Stock and Warrants held by, Deerfield Private Design Fund IV)
	Percentage of shares:	4.9%**

(3)	Deerfield Management

	Number of shares:	19,674,202* (comprised of shares held by, and shares underlying Series B-1 Preferred Stock and Warrants held by, Deerfield Private Design Fund IV, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	4.9%**

Cusip No. 00653Q102	Page 9 of 12 Pages

(4)	Flynn

	Number of shares:	19,674,202* (comprised of shares held by, and shares underlying Series B-1 Preferred Stock and Warrants held by, Deerfield Private Design Fund IV, and shares held by Steven Hochberg at the direction of Deerfield Management)
	Percentage of shares:	4.9%**

*See footnotes on cover pages which are incorporated by reference herein.

**Percentage beneficial ownership reported herein reflects 30,429,800 shares of Class A Common Stock outstanding, after giving effect to the June 2020 Exchange, based on 46,240,347 shares of Class A Common Stock outstanding prior to the June 2020 Exchange, as represented by the Company in the Exchange Agreement.

(b)

(1)	Deerfield Mgmt IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,654,202*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,654,202*

(2)	Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,654,202*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,654,202*

(3)	Deerfield Management

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,674,202*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,674,202*

(4)	Flynn

Sole power to vote or direct the vote: 0
Shared power to vote or direct the vote: 19,674,202*
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or direct the disposition: 19,674,202*

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV.

*See footnotes on cover pages which are incorporated by reference herein.

Cusip No. 00653Q102	Page 10 of 12 Pages

(c) Except as set forth in Item 4, no Reporting Person has effected any transactions in the Company’s securities since the filing of Amendment No. 8 to the Schedule 13D.

(e) As of June 24, 2020, the Reporting Persons ceased to beneficially own more than five percent of the Class A Common Stock.

Item 6 of the Schedule 13D is hereby amended by adding the following:

Exchange Agreement and Investment Agreement

On June 24, 2020, Deerfield Private Design Fund IV entered into the Exchange Agreement and Deerfield Partners entered into the Investment Agreement. The summaries of the Exchange Agreement and the Investment Agreement (including, in each case, Series B-1 Certificate of Designation and the Series B-2 Certificate of Designation attached as exhibits thereto) set forth in Item 4, which are incorporated by reference into this Item 6, are not complete and are qualified in their entirety by reference to the full text of each such agreement, copies of which are filed as Exhibits 14 and 15, respectively, to the Schedule 13D.

Amendment to Registration Rights Agreement

In connection with the June 2020 Exchange, Deerfield Private Design Fund IV, the Company and certain other investors signatory to the Existing Registration Rights Agreement entered into an Amendment to Registration Rights Agreement (the “RRA Amendment”). The RRA Amendment modified Deerfield Private Design Fund IV’s obligations under the Existing Registration Rights Agreement in respect of lockup agreements in connection with underwritten public offerings (“Underwriter Lockups”) such that: (i) neither Deerfield Private Design Fund IV nor any related fund will be required to enter into Underwriter Lockups on more than two occasions, (ii) any such Underwriter Lockup will be for a period of not more than 60 days, (iii) neither Deerfield Private Design Fund IV nor any related fund will be obligated to enter into any Underwriter Lockup within six months of the expiration of a previous Underwriter Lockup and (iv) the obligation of Deerfield Private Design Fund IV or any related fund to enter into Underwriter Lockup will terminate on November 8, 2021. The RRA Amendment also provides for the filing of prospectus supplements to the extent necessary to keep the resale registration statement covering the resale of the Exchanged Common Shares continuously effective and available for the resale of all of the shares of Class A Common Stock issuable upon conversion of the Series B-1 Preferred Stock issued in the June 2020 Exchange.

The foregoing summary of the Amendment to Registration Rights Agreement is not complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is filed as Exhibit 16 to the Schedule 13D.

Cusip No. 00653Q102	Page 11 of 12 Pages

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit 14	Exchange Agreement, dated as of June 24, 2020, between AdaptHealth Corp. and Deerfield Private Design Fund IV, L.P. (including the Series B-1 Certificate of Designation and other exhibits thereto)

Exhibit 15	Investment Agreement, dated as of June 24, 2020, between AdaptHealth Corp. and Deerfield Partners, L.P. (including the Series B-2 Certificate of Designation and other exhibits thereto)

Exhibit 16	Amendment to Registration Rights Agreement, dated as of June 24, 2020, between AdaptHealth Corp. and Deerfield Private Design Fund IV, L.P.

Cusip No. 00653Q102	Page 12 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2020

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ Jonathan Isler
Name:	Jonathan Isler
Title:	Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact